

February 1, 2012

Via E-mail
Richard A. Galanti
Executive Vice President, Chief Financial Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

> **Re:** **Costco Wholesale Corporation**
> **Form 10-K for the Fiscal Year Ended August 28, 2011**
> **Filed October 14, 2011**
> **File No. 0-20355**

Dear Mr. Galanti:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 28, 2011

Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

General

1. Reference is made to Note 9 (Income Taxes) on page 71 where you have generated 36% of your pretax income from foreign operations in fiscal year 2011. Further, pretax income from foreign operations has grown at a significantly higher rate during the past three fiscal years as compared to those of your domestic operations for the same period. We note you reported segment financial information based on geographic locations as disclosed in Note 12. As such, we believe you should provide separate operating results' discussions based on these segments rather than solely on a consolidated basis so that

investors can better understand the performance of your businesses. Your separate discussions should provide management insights into the factors/reasons behind the changes in their historical operating results and how the factors would affect their future earnings by quantifying their impact to the extent material, if possible. Refer to the guidance within Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 22

2. Please revise to analyze cost of merchandise sales line item in your operating results' discussion. We note cost of sales is a material component of your operating expenses and a discussion and analysis of this line item will provide investors with the information to better understand your results of operations as a whole. Please provide us your proposed disclosure in the response. Please also ensure that the proposed disclosure provides the underlying reasons/drivers for any material changes. For example, in addition to quantifying the impacts resulting from changes in price and volume, please further explain their underlying substantive reasons behind these changes.

Note 1 – Summary of Significant Accounting Policies, page 48

General

3. We note the increased significance of your foreign operations. Please explain to us in reasonable detail how you considered whether the transfer of net assets from the foreign subsidiaries to the U.S. parent company was restricted to the extent that you should provide "Schedule I – Condensed Financial Information of Registrant" in your Form 10-K. Refer to Rules 5-04 and 12-04 of Regulation S-X.

Cash and Cash Equivalents, page 49

4. It appears from your disclosure on page 28 that the cash held in your foreign consolidated subsidiaries is significant and that it may not be available to be used for certain financing activities such as repayment of short term debt or to repurchase common stock. If so, please disclose the cash amounts which are not freely transferable to the Parent in your notes to the financial statements. We refer you to Rule 5-02.1 of Regulation S-X.

Derivatives, page 55

5. We note you enter into derivative contracts to mitigate the cost of energy used for your warehouses and other facilities, and you state you are applying the normal purchase and normal sales exception and therefore you are not recording mark-to-market adjustments at each reporting period end. Please provide us your accounting analysis supporting the election of the normal purchase and normal sales exception for your derivative contracts entered into to mitigate your warehouse energy costs. Refer to ASC 815-10-15-27 through 29.

Revenue Recognition, page 56

6. Refer to your disclosure regarding your change in your membership renewal policy. Tell us and disclose what necessitated this change and the impact it had on your consolidated financial statements. In this regard, tell us in detail how you concluded the change had an <u>immaterial</u> effect of deferring recognition of membership fees paid by late-renewing members. Also, tell us and disclose the percentage of late-renewing members and quantify the estimated amounts involved in your analysis.

Note 9 – Income Taxes, page 71

7. Tell us how your statement that the foreign undistributed earnings are deemed by the Company to be indefinitely reinvested complies with ASC 740-30-25-17. In this regard, tell us if you have ever repatriated foreign earnings in any of the last three fiscal years.

Commitments and Contingencies, page 74

8. A large portion of your disclosure is primarily related to describing the history of the legal proceedings in various cases in which you are involved, including the dates of various motions, appeals, and hearings. In addition, you state on page 79 that it is possible that an unfavorable outcome could result in a charge which could be material to the results of an individual fiscal quarter and that "[e]xcept where indicated otherwise above, a reasonable estimate of the possible loss or range of loss cannot be made at this time for the matters." We note no disclosure of reasonable possible loss or range of loss in any of the matters described. Therefore, it is not clear whether you believe the likelihood of an adverse outcome is other than remote, nor is it clear how material or potentially material the impact resulting from each of these matters could be on your financial statements. We believe your disclosure should be enhanced by focusing on describing the current status of the cases, in plain English, rather than on the history of legal proceedings. Lastly, it is not determinable from your disclosure if you have recorded an accrual for one or more of these matters or if there are unrecognized contingencies that could require further disclosure regarding their aggregate reasonable possible loss exposure in excess of accruals, if any. Please advise us and revise your disclosure. Refer to the disclosure requirements set forth by paragraphs 1-5 of FASB ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief